Exhibit 99.1

Collective Mining Reports Robust Metallurgical Recovery Rates at Apollo: 95% Gold, 92% Silver, 85% Copper and 70% Tungsten; Initial Mineral Resource Estimate Targeted for September 2026

  Advanced metallurgical test work from a master composite representative of approximately the top 1,000 meters of the Apollo system, generated strong recovery rates across gold, silver, copper, and tungsten using conventional processing methods
  A significant portion of the gold at Apollo is amenable to gravity recovery, with certain tests yielding greater than 50% of the total gold reporting to gravity concentrates
  Preliminary metallurgical test results on material from the Apollo System's high-grade Ramp Zone at depth, have recovered up to 96% of the gold using only conventional processing options; a comprehensive program is underway with results expected in H1-2027
  The Company has significantly accelerated its internal timeline to apply for a license for the project and as a result now expects to release its maiden mineral resource estimate on Apollo in September 2026

MIAMI, Aug. 25, 2026 /CNW/ -- Collective Mining Ltd. (NASDAQ: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to report strong metallurgical test work results from approximately the top 1,000 meters of the Apollo system at the Guayabales Project, in Caldas, Colombia. The program demonstrated high recoveries of gold, silver, copper and tungsten-bearing scheelite using conventional gravity concentration, flotation and cyanidation methods.

A detailed metallurgical program was completed using more than 130 individual drill core samples across 36 intervals, each weighing between 5 and 10 kilograms, collected from representative locations across the top 1,000 meters of the Apollo System (see Figure 1). Samples were selected to capture variations in metal grades and subsequently used to create a master composite for metallurgical testing by ALS in Kamloops, British Columbia, Canada. Locked cycle testing of the master composite returned the following recoveries:

Table 1: Head Grade vs. Recovery Results for the Apollo Master Composite

Composite	Au Head Grade	Ag Head Grade	Cu Head Grade	Au Recovery	Ag Recovery	Cu Recovery
Master Composite	1.4 g/t	20 g/t	0.08%	95%	92%	85%

Additionally, metallurgical test work on Apollo's high-grade tungsten zone demonstrated strong tungsten recovery rates of up to 74% and achieved a concentrate with over 60% tungsten. Subsequent bulk-sample testing achieved concentrate purity of 95% scheelite.

Ari Sussman, Executive Chairman, commented: "We are blessed to have such a straight-forward polymetallic deposit from a metallurgical standpoint with all metals being recovered at high-rates using standard processing methods. The Company is geared up for an exciting balance of 2026, with our maiden mineral resource estimate expected in September and numerous drill holes designed to expand Apollo (including the Ramp Zone) that appear to have intersected potentially significant mineralization."

Metallurgical Test Work - Details

A particularly notable result from the program was the high proportion of gold recovered through gravity concentration. In certain tests, more than 50% of the total gold reported to the gravity concentrate, producing concentrates containing several ounces of gold per tonne. This strong gravity response provides additional flexibility for additional flowsheet optimization and will be evaluated further as metallurgical and engineering studies advance (see Table 2).

Copper recovery demonstrated a clear relationship with feed grade. Samples containing more than 0.15% copper returned recovery rates at or above 90%, while samples containing less than 0.15% copper returned recoveries averaging approximately 80% (see Figure 2). These results will be incorporated into ongoing variability testing and flowsheet optimization work to further characterize metallurgical performance across the Apollo system.

A high-grade tungsten zone is present within the Apollo deposit, where tungsten mineralization occurs primarily as scheelite. Metallurgical test work was completed at ALS using a 25-kilogram sample to evaluate potential tungsten recovery and concentrate quality. Mineralogical analysis confirmed that the scheelite is coarse-grained and well liberated. Five tests were completed using an initial sulphide flotation stage, followed by gravity concentration, producing concentrates grading greater than 60% tungsten, from tungsten recoveries of up to 74%. Subsequent bulk-sample test work produced a concentrate purity of 95% scheelite, further demonstrating the potential to produce a high-purity tungsten concentrate.

Ongoing Metallurgy Work and Next Steps

Building on the successful master composite results reported today, the Company has advanced to a comprehensive metallurgical program focused on material sourced from the high-grade Ramp Zone within Apollo. Preliminary testing using conventional processing techniques (gravity, flotation, and leaching) has returned gold recoveries of up to 96% and silver recoveries in excess of 80%, providing an encouraging indication of the metallurgical response of this important part of the system. The program is being expanded through additional variability and optimization testing, with full results expected in H1-2027.

The next phase of work is designed to further define metallurgical performance across a range of grades, material types and mineralized domains within Apollo, including the Ramp Zone, the Shallow Halo Zone (formerly known as Northern Apollo Oxidized area), as well as other areas of the system to advance the development and optimization of potential processing flowsheets. Tailings filtration and thickening tests as well as grind sizing studies are also envisioned as part of this program. Together with the results reported today, this work will continue to build the metallurgy dataset required to support future engineering studies and refine optimal processing paths for Apollo.

Figure 1: Cross-Section of the Apollo System Showing the Location of Samples Contributing to the Master Metallurgical Composite Reported Today

Figure 2: Copper Head Grade vs Recovery Curve Displaying Strong Recovery Rates

Table 2: Select Results Showing Strong Amenability of Gold to Gravity Concentration

Sample	Gravity Gold Recovery (%)	Gravity Gold Concentrate Grade (oz/t)
A	60.6	3.0
B	51.1	4.1
C	48.6	2.8
D	66.2	8.2
E	37.0	13.5
F	31.1	2.4
G	62	n/a

About Collective Mining Ltd.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $1.4 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by Apollo, a large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth, drill test the new outcropping Shallow Halo Zone (formerly known as the Northern Apollo Oxidized area), drill the recently granted license covering the northwestern extension of the Trap target, and drill a series of greenfield generated targets across the property.

Management, insiders, a strategic investor and close family and friends own 45.2% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the Nasdaq and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

John Wells, Independent Consultant, is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and has approved of the written disclosure of same. Mr. Wells visited ALS facilities on more than 12 occasions to discuss, direct and witness the test work. Mr. Wells is a graduate of the Royal School of Mines in the UK, has over 50 years of experience in mineral processing and is a Fellow of the SAIMM (South African Institute of Mines and Metallurgy) and is a member of CIM (Canadian Institute of Mining, Metallurgy and Petroleum).

Sample Preparation and QAQC

All metallurgical samples were prepared and analyzed at ALS Canada Ltd.'s Kamloops laboratory in British Columbia, Canada. Composite samples were generated from the remaining half drill core taken over varying intervals from thirty-two holes completed at the Apollo deposit, representing distinct mineralized domains. Sample preparation followed standard industry protocols, including crushing, splitting and pulverizing to achieve representative test portions for metallurgical test work and mineralogical analysis. ALS Canada Ltd. operates under a documented quality management system and conforms to the requirements of ISO/IEC 17025. The Kamloops laboratory is accredited by the Standards Council of Canada for the specific tests undertaken in this program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

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To see our latest corporate presentation and related information, please visit www.collectivemining.com.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 30, 2026. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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For further information: Investors and Media: Eduardo Cervantes, Vice President, Corporate Development & Investor Relations, Collective Mining Ltd., e.cervantes@collectivemining.com

CO: Collective Mining Ltd.

CNW 06:30e 25-AUG-26